Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	EisnerAmper LLP
MNP LLP

AND TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Government of Newfoundland and Labrador, Office of the Superintendent Prince Edward Island Securities Office
Autorité des marchés financiers
Government of Nunavut Office of the Superintendent of Securities
Government of the Northwest Territories, Office of the Superintendent of Securities Office of the Superintendent of Securities, Government of Yukon

Medicus Pharma Ltd. (the "Corporation") hereby provides notice pursuant to Section 4.11 of National Instrument 51-102 of the resignation of MNP LLP (the "Former Auditor") as the auditor of the Corporation and the appointment EisnerAmper LLP (the "Successor Auditor") in its place.

The Corporation confirms that:

1. On its own initiative, the Former Auditor tendered its resignation as auditor of the Corporation effective December 19, 2024.

2. The resignation of the Former Auditor has been approved by the audit committee and the board of directors of the Corporation.

3. The appointment of the Successor Auditor has been approved by the audit committee and the board of directors of the Corporation, effective December 19, 2024.

4. There are no reservations or modified opinions in the Former Auditor's reports for the Corporation's financial statements for the "relevant period" (as defined in NI 51-102).

5. There have been no "reportable events" as defined in Section 4.11 of National Instrument 51-102.

DATED as of the 23rd day of December, 2024.

MEDICUS PHARMA LTD.

Per:	(signed) "Raza Bokhari"
Raza Bokhari
Chief Executive Officer